UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 2)

Noble Corporation plc
(Name of Issuer)

A Ordinary Shares, par value $0.00001 per share
(Title of Class of Securities)

G65431 127
(CUSIP Number)

APMH Invest A/S

Esplanaden 50

1263 Copenhagen K

Denmark

+45 61 18 10 20

With a copy to:

Connie I. Milonakis

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London NW5 3LH

United Kingdom
Telephone: +44 20 7418 1327

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G65431 127

1	Name of Reporting Person APMH Invest A/S
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 29,020,703 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,020,703 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,020,703 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 20.31% (See item 5)
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G65431 127

1	Names of Reporting Person A.P. Møller Holding A/S
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 29,020,703 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,020,703 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,020,703 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 20.31% (See item 5)
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G65431 127

1	Names of Reporting Person A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 29,020,703 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,020,703 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,020,703 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 20.31% (See item 5)
14	Type of Reporting Person (See Instructions) HC

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed by the Reporting Persons on October 13, 2022 (the “Original Schedule 13D”) as amended and supplemented by Amendment No. 1 filed on September 1, 2023 (“Amendment No. 1” and the Original Schedule 13D as amended to date, “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in Schedule 13D.

Item 2. Identity and Background

The information contained in Item 2 of Schedule 13D is hereby amended and supplemented to include the following information:

Schedule 1 attached hereto is incorporated by reference and amends and restates Schedule 1 of the Original Schedule 13D in its entirety.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented to include the following information:

On May 22, 2024, APMH Invest purchased 192,156 Ordinary Shares in multiple open market transactions at an average price of $46.4476 per Ordinary Share for an aggregate purchase price of $8,934,110.22, including brokerage commissions; on July 2, 2024, APMH Invest purchased 300,000 Ordinary Shares in multiple open market transactions at an average price of $44.1424 per Ordinary Share for an aggregate purchase price of $13,255,962.72, including brokerage commissions; on July 11, 2024, APMH Invest purchased 208,589 Ordinary Shares in multiple open market transactions at an average price of $44.3547 per Ordinary Share for an aggregate purchase price of $9,261,163.09, including brokerage commissions; on July 12, 2024, APMH Invest purchased 324,984 Ordinary Shares in multiple open market transactions at an average price of $45.5301 per Ordinary Share for an aggregate purchase price of $14,811,356.57, including brokerage commissions; and on July 15, 2024, APMH Invest purchased 104,445 Ordinary Shares in multiple open market transactions at an average price of $46.6289 per Ordinary Share for an aggregate purchase price of $4,875,026.14, including brokerage commissions (such share purchases collectively, the “Ordinary Share Acquisitions”). The Ordinary Share Acquisitions increased APMH Invest’s ownership of Ordinary Shares to 20.31%. The source of the funding for the Ordinary Share Acquisitions was APMH Invest’s ordinary working capital.

Item 4.  Purpose of Transaction

Item 4 of Schedule 13D is hereby amended and supplemented to include the following information:

Subsequent to the filing of the Original Schedule 13D, Noble Corporation plc has announced several increases in the total number of its outstanding Ordinary Shares, most recently on June 28, 2024 to a total of 142,903,508. These increases resulted in a dilution of APMH Invest’s ownership, which would have been diluted from 21.37% at the time of the filing of Original Schedule 13D to 19.52% as of June 28, 2024 if the Ordinary Share Acquisitions had not taken place. The purpose of the Ordinary Share Acquisitions was to increase APMH Invest’s ownership in the Ordinary Shares. As stated in more detail in Item 6, APMH Invest is granted certain governance rights pursuant to the Relationship Agreement if certain ownership thresholds are reached, subject to certain limitations as set forth therein. APMH Invest reserves the right to acquire additional Ordinary Shares to the extent deemed necessary by APMH Invest, including in relation to the governance rights pursuant to the Relationship Agreement.

Item 5: Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of Schedule 13D in its entirety as follows:

(a)-(b) As of July 15, 2024, the Reporting Persons may be deemed to have beneficially owned an aggregate of 29,020,703 Ordinary Shares, representing approximately 20.31% of the total number of outstanding Ordinary Shares (such percentage calculated based on 142,903,508 Ordinary Shares outstanding as of June 28, 2024, as reported by the Issuer in its notification to Nasdaq Copenhagen on June 28, 2024 of changes in its share capital in connection with its issue of new Ordinary Shares). As of July 15, 2024, APMH Invest was the record and beneficial owner of 29,020,703 Ordinary Shares. Each of APMH, as the sole owner of APMH Invest, and the A.P. Moller Foundation, as the sole owner of APMH, may be deemed to be the beneficial owner of the Ordinary Shares held by APMH Invest.

As of July 15, 2024, none of the Covered Persons identified on Schedule I hereto beneficially owned any Ordinary Shares, except that:

(i) Lars-Erik Brenøe beneficially owned 4,518 Ordinary Shares. Mr. Brenøe beneficially owned 2,800 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Mr. Brenøe received 4,518 Ordinary Shares in exchange for his Maersk Drilling Shares.

(ii) Claus V. Hemmingsen beneficially owned (x) 8,752 Ordinary Shares and (y) 8,848 restricted stock units each representing a contingent right to receive one Ordinary Share (including 4,320 which have vested already, 2,716 which will vest on January 26, 2025, and 1,812 which will be settled in cash on January 26, 2025; and not including 2,880 restricted stock units which were previously settled in cash). Mr. Hemmingsen beneficially owned 5,424 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Mr. Hemmingsen received 8,752 Ordinary Shares in exchange for his Maersk Drilling Shares. In addition, the Issuer granted Mr. Hemmingsen (A) on October 3, 2022, 2,230 restricted stock units each of which representing a contingent right to receive one Ordinary Share (1,338 of which vested on October 3, 2023, with the remaining 892 settled in cash); (B) on February 3, 2023, 4,970 restricted stock units each of which representing a contingent right to receive one Ordinary Share (2,982 of which vested on February 3, 2024, with the remaining 1,988 settled in cash); and (C) on January 26, 2024, 4,528 restricted stock units each of which representing a contingent right to receive one Ordinary Share (2,716 of which will vest on January 26, 2025, with the remaining 1,812 to be settled in cash).

(iii) Martin N. Larsen beneficially owned 432 Ordinary Shares. Mr. Larsen beneficially owned 1,169 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Mr. Larsen received 1,886 Ordinary Shares in exchange for his Maersk Drilling Shares. Subsequently, Mr. Larsen sold 854 Ordinary Shares on July 13, 2023 and a further 600 Ordinary Shares on July 19, 2023.

(iv) Alette Mærsk Mc-Kinney Sørensen beneficially owned 151,686 Ordinary Shares. Ms. Sørensen beneficially owned 93,993 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Ms. Sørensen received 151,686 Ordinary Shares in exchange for her Maersk Drilling Shares.

(v) Ane Mærsk Mc-Kinney Uggla beneficially owned 988,288 Ordinary Shares. Ms. Uggla beneficially owned 444,824 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Ms. Uggla received 717,812 Ordinary Shares in exchange for her Maersk Drilling Shares. Subsequently, Ms. Uggla purchased 848,208 Ordinary Shares on February 8, 2023 and sold (i) 87,896 Ordinary Shares on July 21, 2023, (ii) 142,736 Ordinary Shares on October 3, 2023, (iii) 100,000 Ordinary Shares on January 26, 2024, (iv) 99,000 Ordinary Shares on February 13, 2024, (v) 17,000 Ordinary Shares on March 22, 2024, (vi) 43,800 Ordinary Shares on March 21, 2024, (vii) 22,150 Ordinary Shares on April 4, 2024 and (viii) 65,150 Ordinary Shares on April 5, 2024.

(vi) Robert Maersk Uggla beneficially owned 7,146 Ordinary Shares. Mr. Uggla beneficially owned 4,430 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Mr. Uggla received 7,146 Ordinary Shares in exchange for his Maersk Drilling Shares.

Each of the Covered Persons expressly disclaims beneficial ownership of any Ordinary Shares held by any of the Reporting Persons.

(c) None of the Reporting Persons has effected and, to the knowledge of the Reporting Persons, without independent verification, none of the Covered Persons identified in Schedule I hereto has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 7: Material to be Filed as Exhibits

Exhibit 99.1	Business Combination Agreement, dated as of November 10, 2021, by and among Noble Corporation, Noble Finco Limited, Noble Newco Sub Limited and The Drilling Company of 1972 A/S (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D).
Exhibit 99.2	Relationship Agreement, dated as of October 3, 2022 by and among Noble Corporation plc, Noble Corporation, APMH Invest A/S, and the Existing Investors named therein (incorporated by reference to Exhibit 99.2 to the Original Schedule 13D).
Exhibit 99.3	Registration Rights Agreement, dated as of October 3, 2022 by and among Noble Corporation plc and APMH Invest A/S (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D).
Exhibit 99.4	Power of Attorney of A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, dated as of September 23, 2022 (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2024

A.P. MØLLER OG HUSTRU CHASTINE MC-KINNEY MØLLERS FOND TIL ALMENE FORMAAL

By:	/s/ Martin Larsen
Name: Martin Larsen
Title: Attorney-in-fact

A.P. MØLLER HOLDING A/S

By:	/s/ Martin Larsen
Name: Martin Larsen
Title: Chief Financial Officer

APMH INVEST A/S

By:	/s/ Martin Larsen
Name: Martin Larsen
Title: Chief Executive Officer

SCHEDULE I

In accordance with the provisions of General Instruction C to Schedule 13D, the name of each director, executive officer or other person controlling each of A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, A.P. Møller Holding A/S, and APMH Invest A/S, together with their citizenship and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) is set forth below.

The business address of each person listed below is (in respect of their role as Covered Person) Esplanaden 50, 1263 Copenhagen K, Denmark.

A.P. MØLLER OG HUSTRU CHASTINE MC-KINNEY MØLLERS FOND TIL ALMENE FORMAAL

Name	Citizenship	Present Principal Occupation or Employment
Trustees
Ane Mærsk Mc-Kinney Uggla	Denmark	Board member (chairman), A.P. Moller Foundation
Alette Mærsk Mc-Kinney Sørensen	Denmark	Board member, A.P. Moller Foundation
Claus V. Hemmingsen	Denmark	Professional board member
Lars-Erik Brenøe	Denmark	Professional board member and advisor
Birgitte Possing	Denmark	Historian and author
Executive Officers
Mads Lebech	Denmark	Chief Executive Officer, A.P. Moller Foundation

A.P. MØLLER HOLDING A/S

Name	Citizenship	Present Principal Occupation or Employment
Directors
Ane Mærsk Mc-Kinney Uggla	Denmark	Board member (chairman), A.P. Moller Foundation
Claus V. Hemmingsen	Denmark	Professional board member
Lars-Erik Brenøe	Denmark	Professional board member and advisor
Jan Leschly	Denmark	Board member (chairman), Care Capital, LLC
Executive Officers
Robert Maersk Uggla	Sweden	Chief Executive Officer, A.P. Møller Holding A/S
Martin Nørkjær Larsen	Denmark	Chief Financial Officer, A.P. Møller Holding A/S
Jan Thorsgaard Nielsen	Denmark	Chief Investment Officer, A.P. Møller Holding A/S

APMH INVEST A/S

Name	Citizenship	Present Principal Occupation or Employment
Directors
Robert Maersk Uggla	Sweden	Chief Executive Officer, A.P. Møller Holding A/S
Martin Nørkjær Larsen	Denmark	Chief Financial Officer, A.P. Møller Holding A/S
Jan Thorsgaard Nielsen	Denmark	Chief Investment Officer, A.P. Møller Holding A/S
Executive Officers
Martin Nørkjær Larsen	Denmark	Chief Financial Officer, A.P. Møller Holding A/S

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1	Business Combination Agreement, dated as of November 10, 2021, by and among Noble Corporation, Noble Finco Limited, Noble Newco Sub Limited and The Drilling Company of 1972 A/S (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D).
Exhibit 99.2	Relationship Agreement, dated as of October 3, 2022 by and among Noble Corporation plc, Noble Corporation, APMH Invest A/S, and the Existing Investors named therein (incorporated by reference to Exhibit 99.2 to the Original Schedule 13D).
Exhibit 99.3	Registration Rights Agreement, dated as of October 3, 2022 by and among Noble Corporation plc and APMH Invest A/S (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D).
Exhibit 99.4	Power of Attorney of A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, dated as of September 23, 2022 (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D).